NANO DIMENSION

Electrifying Additive Manufacturing®

November 2018

NASDAQ/TASE: NNDM

www.nano-di.com

Forward Looking Statements

This presentation of Nano Dimension Ltd. (the "Company") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward-looking statements when we discuss the potential of our products, our target markets, our strategic growth plan, the size of our total addressable market, expected recurring revenue growth, and our 2018-2020 expected target operating model. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission ("SEC"), including, but not limited to, the risks detailed in the Company's annual report for the year ended December 31, 2017, filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

NANODIMENSION

Electrifying Additive Manufacturing®

Nano Dimension is the world's leading additive electronics provider, targeting the growing demand for increasingly sophisticated electronic devices that rely on encapsulated sensors, antennas and PCBs

Our additive manufacturing solutions are mission critical and economical for our customers

Nano Dimension Key Driver

- Unmatched product portfolio
- Proven business model, positive traction
- Significant technology and first mover advantage
- Focused growth initiatives and execution
- Open-ended growth opportunities
- Experienced management team



Experienced Leadership Team



Amit Dror
CEO and Co-Founder



Simon Fried
US President, CBO and Co-Founder



Yael Sandler
CFO



Jaim Nulman
CTO



Avi Reichental
Chairman of the Board



Tim Sheehan
VP Global Sales



Gilad Reshef
VP Sales, APAC Director



Dan Abraham
VP Operations

Breaking Electronic Design Time and Cost Barriers

High precision inkjet technology

+

Multi-material 3D printing

Combining conductive nano-metals & polymers

=

First additive manufacturing for functional 3D electronics


20+
PATENT
APPLICATIONS
Award winning product

Select Financial Data

NASDAQ / TASE
NNDM
ADR Ratio: 1:5

Revenues

Q4 2017: $440k
Q1 2018: $635k
Q2 2018: $1,088k
Q3 2018: $1,672k

Market Cap
$41M *

Cash
$7.5M **
No debt

Shares outstanding
96.5M **
(equivalent to 19.3M ADS)

Average growth
~56% quarter to quarter

**

Public float
95%



5%
95%

Interested parties' holdings ***
5%

* As of November 8, 2018 ** As of September 30, 2018 *** Officers, Directors and over 5% shareholders

NANODIMENSION

Growth Trend Validates Our Products' Value


Revenues $
$440,000
$635,000
$1,088,000
$1,672,000
Q4 2017
Q1 2018
Q2 2018
Q3 2018

Third Quarter 2018 Highlights

- Certified U.S. Department of Defense vendor and sold DragonFly systems to top 10 largest defense companies
- Sold several DragonFly Pro systems to different branches of the United States Armed Forces
- Marked U.S. growth with additional systems sales
- Strengthens footprint in North America- announces channel partnership with three new resellers

EXECUTION!

- Well positioned in the market and embraced by leading industries: Defense, Manufacturing, Electronics
- Expanding productivity and reach of our reseller networks
- Expanding footprint into new sales territories
- Decisive value proposition bolstered by expanding use cases
- Accelerating demand generation, brand awareness and value proposition at global events



NANODIMENSION

First Nine Months Highlights: Asia-Pacific





- Established local **HK subsidiary**
- Appointed **APAC Director** and hired local team
- Set up HK office and **Customer Experience Center** at the Hong Kong Science Park
- Expanded regional coverage through **leading resellers** operating in China, Taiwan and Korea
- Commenced effective and successful Asia-Pacific **DragonFly Pro systems sales**
- Partnered with **AURORA Group**, China's leading distributor of additive manufacturing systems
- Entered a strategic cooperation agreement with **Shandong Guohui Investment Co., Ltd.**

First Nine Months 2018 Highlights: Worldwide

- Commenced global sales in USA, EU and Asia Pacific
- Opened multiple Customer Experience Centers in the US, Israel and Hong Kong
- Formed strategic partnerships with Solidworks, Zuken, Space Florida, Harris and more
- Working with customers and partners on production-grade applications
- Initiated sales and technical training programs for resellers & customers

SEQUENTIAL REVENUE GROWTH TRAJECTORY

Expanded client base, including Fortune 500 and leading defense companies

EXPANDED GEOGRAPHICAL COVERAGE

Established sales and service presence in US and Hong Kong

ENHANCED CHANNEL TO SUPPORT GROWTH

Recruited 18 value-added resellers & continue to increase

The company is well positioned to accelerate revenue growth

Expanding Global Coverage



Distributors

Customers

Headquarters

NANODIMENSION

Company Timeline

Nasdaq **Listed on Nasdaq**

2016: Early access trials with Fortune 500 companies

Quarter by quarter growth:
Q1 2018: $635k
Q2 2018: $1,088k
Q3 2018: $1,672k

2014 — **2016** — **2017** — **2018**

2014-2016: **R&D**

2017- 2018: **EXECUTION**

Listed on TASE



- Developed product & software
- Developed materials
- Established manufacturing
- Built organization

First revenues from sales:
Q4 2017- $440K



- Opened U.S. headquarters
- Opened Asia Pacific headquarters
- Opened 4 Customer Experience Centers
- Recruited 18 value-added resellers world-wide

NANODIMENSION

Growth Catalyst: Industry 4.0 Convergence

Deloitte.
Insights

"All revolutions are disruptive, and Industry 4.0 is no exception. It poses risks, but offers tremendous opportunity: for new products and services, better ways to serve customers, new types of jobs, and wholly new business models."

Industry 4.0: Are you ready?
Deloitte Review, issue 22



Over 20 billion
IoT connected devices today
IoT
Doubles every
5 years
IoT connected devices (billions) *
27
36
51
75
2017
2019
2021
2023
2025

* Source: statista.com

Tangible Customer Value With Attractive ROI

Accelerate
time to market

Protect
IP

Increase
design power

Improve
efficiency

Delivering Additive Electronics Where it Counts

Manufactured with the DragonFly Pro Precision System





Miniaturizing Modules



Printed Antennas



Encapsulating Sensors



Embedding Electronic Components Within Circuit Boards

Case Study: Harris Corporation RF Amplifier



- RF Circuit Board **3D printed in 10 hours** on the DragonFly Pro vs. days/weeks for conventional processes
- Results meet industrial standards for RF Amplifier: Similar gain & return loss

*"…results showed similar RF performance between the 3D printed version and the baseline amplifier, **clearly demonstrating the viability of 3D printed electronics for RF circuitry.**"*

- Dr. Arthur Paolella,
Senior scientist, Space & Intelligence Systems, Harris Corporation


Mesh RF ground
RF input
RF output

Multi-national Joint Project for Space Systems Research & Development

רשות החדשנות
Israel Innovation Authority
HARRIS
SPACE FLORIDA

NANODIMENSION

Increasing Market Validation and Acceptance

WHAT OUR CUSTOMERS SAY

"We were so impressed with Nano Dimension's 3D printers that we quickly moved to make them central to our entire digital infrastructure."
- Bodo Huber,
CEO of PHYTEC

"The Nano Dimension DragonFly Pro is a groundbreaking technology that opens unimagined possibilities for electronics designers & manufacturers,"
- Daniel Chi,
GM of 3D Business Unit, AURORA Group

"There is a lot of enthusiasm around the DragonFly Pro 3D Printer in terms of technological breakthrough, and how it can radically change development processes. Our objective is to use the system to simplify workflows and design increasingly complex parts – which will include PCBs and embedded circuits – with many more functions than are possible with traditional manufacturing techniques."
- Olivier Vancauwenberghe,
Sensor Research Manager at Safran Tech

"Demonstrate double-sided, multi-layer circuits, with no-touch manufacturing labor. Such development is planned to lead to cost reductions of $400K per small satellite, thus providing enormous market capabilities for both entities."
- Space Florida,
Harris Corporation collaboration with Nano Dimension

Significant First Mover Advantage and Timing

- Additive Manufacturing analysts predict 3D printed electronics will be the next high-growth application for product innovation

- 2018 3D printed electronics market size is estimated at ~$118 million, expected to reach **$2.8 billion by 2025***



Revenues Forecast- 3D Printed Electronics*
(USD Millions)
3000
2500
2000
1500
1000
500
0
2018
2019
2020
2021
2022
2023
2024
2025

* Source: SmarTech Publishing, 2016

Open-Ended Revenue Growth Potential



RESEARCH INSTITUTES

- Academic institutions and universities
- Research & innovation centers

INDUSTRY VERTICALS

- Defense
- Automotive
- Industrial
- Aerospace
- Consumer electronics & IoT
- Telecom
- Medical devices

ADDITIVE SERVICES

- Additive service bureaus
- PCB service bureaus
- In-house print services

Scalable Technology and Manufacturing Platform


ISO
14001
CERTIFIED
CERTIFIED
OHSAS
18001
COMPANY

In-house DragonFly Pro system manufacturing	In-house nano ink manufacturing - Capacity to meet future demand	Top quality certified ISO14001 and OHSAS18001

The Nano Dimension Difference

DOMAIN EXPERTISE	TECHNOLOGY PLATFORM	TOP TIER CHANNEL	MISSION CRITICAL APPLICTIONS
HARDWARE	SOFTWARE	CONSUMABLES	SERVICES

Proven Recurring Revenue Model That Scales

Razor and blades model: As the install base of systems grows, the portion of recurring revenues from consumables increases significantly



100%
100%
100%
100%
100%
yr 1
yr 2
yr 3
yr 4
yr 5
Consumable revenues
Printer revenues

Expected Target Operating Model 2018-2020



We expect revenue CAGR of at least

100%

We expect gross profit margin of

50% *

We expect cash used in operations to decline by approximately

50% by 2020

*Excluding cost of revenues derived from amortization of intangible assets

Strategic Growth Plan



Current State

Monetize commercially available products and services for additive electronics design

Horizon 1

Deliver higher speed production-grade additive electronics systems and more materials and services

Horizon 2

Deliver hybridized capabilities that combine mechanical functionality within electrified geometries

Bottom Line

- Unmatched product portfolio
- Significant technology and first mover advantage
- Open-ended growth opportunities
- Proven business model, positive traction
- Focused growth initiatives and execution
- Experienced management team



THANK YOU

NASDAQ: NNDM

Follow us:

@nanodimensiontech

@3Dpcb

www.nano-di.com